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                                         Filed by The Charles Schwab Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                              File No. 333-30886


                  May 8, 2000

                  Dear Shareholder:

                       On May 2, 2000, we sent you a copy of the proxy
                  statement/prospectus relating to a special meeting of the shareholders of U.S. Trust Corporation to be held on May 31, 2000. The purpose of that meeting is to consider and vote upon a proposal to adopt the merger between The Charles Schwab Corporation and U.S. Trust.

                       On May 3, 2000, Schwab declared a three-for-two
                  stock split. The stock split will be effected in the form of a 50% stock dividend payable on May 30, 2000 to stockholders of record on May 12, 2000. The merger agreement provides that you will be entitled to the benefit of adjustments to Schwab's capitalization and, as a result of the stock split, you will be entitled to receive 5.1405 shares of Schwab common stock for each common share of U.S. Trust that you own. The 5.1405 exchange ratio replaces the exchange ratio of 3.427 contained in the proxy statement/prospectus and on the proxy card we previously sent you.

                       For your convenience we have enclosed a new proxy
                  card. If you have not already voted, we urge you to vote via telephone as instructed on the enclosed proxy card or return a completed proxy card in the envelope provided. IF YOU HAVE ALREADY VOTED USING THE INITIAL PROXY CARD THAT YOU RECEIVED, YOU NEED NOT VOTE A SECOND TIME. THE CHANGE IN THE EXCHANGE RATIO DOES NOT INVALIDATE YOUR INITIAL VOTE. REGARDLESS OF HOW AND WHEN YOU VOTE, IF THE MERGER IS APPROVED AT THE SPECIAL MEETING, YOU WILL BE ENTITLED TO THE ADJUSTED EXCHANGE RATIO.

                                         Thank you.

                                         [/s/ H. Marshall Schwarz]

                       YOUR VOTE IS IMPORTANT. IF YOU HAVE NOT ALREADY
                  VOTED, PLEASE USE THE TOLL-FREE TELEPHONE NUMBER INCLUDED ON THE ENCLOSED PROXY CARD OR COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD.

                         We urge shareholders to read the proxy
                    statement/prospectus as well as the other documents which U.S. Trust and Schwab have filed or will file with the SEC because they contain important information for making an informed decision. You may obtain free copies of documents filed with the SEC at the SEC's website, www.sec.gov, or by requesting them orally or in writing at the following addresses or telephone numbers:

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
                The Charles Schwab Corporation          U.S. Trust Corporation
                Investor Relations                      Public Relations
                101 Montgomery Street                   114 West 47th Street
                San Francisco, California 94104         New York, New York 10036
                (415) 636-2787                          (212) 852-1000
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